ELIZABETH **HEFFERNAN**

Experienced and enthusiastic bartender with 6 + years of experience at various styles of bars and restaurants. Over the years, I have gained knowledge in craft beers, wine, specialty liquors, and handcrafted cocktails. Very customer-oriented with great interpersonal skills used to create and maintain a great experience and meet the needs of the customer.

EXPERIENCE

APRIL 2014 – FEBRUARY 2017
SERVER/BARTENDER, FOX & HOUND

- Developed excellent customer relations to ensure repeat clientele
- Prepared alcoholic and non-alcoholic beverages for patrons
- Maintained full knowledge of all rotating craft beers, wines, and cocktails
- Organized and executed extensive service training classes for new employees

MAY 2016 – AUGUST 2016
BARTENDER, HIDDEN BEACH BAR

- Successfully assist with adding and running an additional bar to help with overflow
- Prepared and perfected frozen cocktails to coincide with the theme
- Managed all sales transactions using proper cash handling procedures

JANUARY 2017 – PRESENT
BARTENDER, ROOM 33

- Provide prompt service and maintain customer satisfaction
- Create daily featured cocktails utilizing different herbs, syrups, and spices
- Assist in updating cocktail menu seasonally
- Prepare all cocktails to standard and ensure consistency

SKILLS

- High volume bartending
- Customer service
- Creating handcrafted cocktails
- Detail-oriented